NEWS RELEASE

FOR DETAILS, CONTACT: Ola Bøsterud Sam R. Morrow Phone: +47 6752 6400 Suzanne M. McLeod Phone: +1 281-589-7935	FOR IMMEDIATE RELEASE February 1, 2005

PGS to sell Pertra to Talisman

     February 1, 2005: OSLO, NORWAY - Petroleum Geo-Services ASA (“PGS” or the “Company”) (OSE: PGS; NYSE: PGS) announced today that it has signed an agreement to sell its wholly-owned oil subsidiary Pertra AS to Talisman Energy (UK) Limited a wholly owned subsidiary of Talisman Energy Inc. PGS will concentrate on its oil service business with strategic focus on geophysics and floating production operations.

     Under the agreement Talisman will pay cash of USD 155 million at closing for 100 percent of the Pertra shares. The transaction value will be adjusted for certain balance sheet items at closing, which is not expected to have a material impact on the purchase price. Talisman will finance the acquisition of Pertra by internal resources. PGS expects to recognize a gain of approximately USD 140 million from the transaction as discontinued operations in its Norwegian GAAP consolidated statements of operations in Q1 2005.

     In addition, as a part of the transaction, Talisman has undertaken to split the upside from the Varg field with PGS on a 50/50 basis if revenues exceed USD 240 million per year in 2005 and 2006, respectively. Further, Talisman and PGS have agreed to an option for Talisman to change the termination clause in the contract between PL038 and PGS Production related to the FPSO Petrojarl Varg which is producing the Pertra operated Varg field. The option is valid until February 1, 2006 and is subject to closing of the transaction.

     Closing of the transaction is subject to the required approvals from the Ministry of Petroleum and Energy, the Ministry of Finance and the relevant Norwegian competition authorities. The transaction is also subject to other customary conditions. Such conditions, however, do not include due diligence or financing of the transaction.

     Pertra’s main asset is the Varg field, located in Production License 038 (PL 038) (Block 15/12) in the Norwegian sector of the North Sea. Pertra AS is the operator of PL 038 with 70% interest while co-venturer Petoro AS holds the remaining 30%.

     Svein Rennemo, PGS’ CEO, stated the following regarding the transaction:

     “The divestment of Pertra marks PGS’ exit from its successful E&P development, which started in 2001. PGS was formed as an oil service company and with this exit from E&P, PGS will once again become fully focused on its oil service business with strategic focus on geophysics and floating production operations. In both these areas we are industry

Petroleum Geo-Services ASA	Phone:	+1 281-589-7935	Petroleum Geo-Services ASA	Phone:	+47 6752 6400
738 Highway 6 South	Fax:	+1 281-589-1482	PGS-House	Fax:	+47 6753 6883
Suite 1000			Strandveien 4
Houston, TX 77079, USA			N-1366 Lysaker, Norway

leaders, with strong credibility, market share, client relationships and technological expertise. The proceeds from the Pertra sale will be used to strengthen our balance sheet, which could include debt reduction.

     The very competent team in and around Pertra has done an extraordinary job. After supporting the transition to Talisman they may want again to develop a start up E&P company. PGS will definitely support and facilitate such an effort in the initial phase.”

Option to change FPSO contract

     Under the contract between PL 038 and PGS Production, PGS’ FPSO Petrojarl Varg is currently producing the Pertra operated Varg field for a fixed base day rate of USD 90,000 and a variable rate of USD 6.30 per barrel produced. PGS is entitled to terminate the agreement if the production of the Varg field falls below 15,700 barrels a day.

     To ensure a longer life for the Varg field, Talisman and PGS have entered into an option agreement under which the PL038 License can change the existing termination right for the FPSO. The option, if exercised, will at the discretion of the PL038 license holders allow production of the Varg field until 2010. To exercise the option, the License will have to make a payment of USD 22.5 million upon exercise of the option and guarantee a minimum of USD 190,000 per day as compensation for the use of the FPSO Petrojarl Varg. The option is subject to Pertra being purchased by Talisman and is valid until February 1, 2006. Talisman will pay USD 2.5 million at closing for this option.

More about Pertra AS:

     Pertra AS, a wholly-owned subsidiary of PGS, was established to pursue small-field opportunities on the Norwegian Continental Shelf. Pertra is presently a license holder of seven licenses, and is operator of three of these licenses. The only license with production at present is Production License 038 where the Varg field has been in production since December 1998. Pertra is operator and holds 70 percent ownership in this license. Pertra’s other licenses are as follows: PL321 as operator and 80% owner, PL337 as operator and 45% owner, PL316 as partner and 30% owner, PL332 as partner and 20% owner, PL343 as partner and 35% owner, and PL349 as partner and 35% owner . Currently Pertra has 20 employees. More info on www.pgs.com/pertra

About Talisman Energy Inc:

     Talisman Energy Inc. is a large independent oil and gas producer with global operations headquartered in Calgary; Alberta, Canada and listed on the Toronto and New York stock exchanges. Current market capitalization of Talisman is approximately USD12 billion with 1,758 employees in its North American and international operations. In the UK Central North Sea, Talisman has established a number of operated commercial hubs, which provide significant value through low risk development, adjacent exploration opportunities, secondary recovery and third-party tariff receipts. Talisman is also building a new core area in the Norwegian sector of the Central North Sea. The North Sea was Talisman’s highest netback area in 2003. More info on: www.talisman-energy.com

Separate Financial Information for Pertra based on Norwegian GAAP

     Below is separate financial information for Pertra. The historical results of operations for Pertra will be reclassified to discontinued operations in PGS’ consolidated financial statements.

Pertra (1)
Statements of Operations

	Nine months ended	Years ended
	September 30,	December 31,
	2004	2003	2002
(In thousands of dollars)	Unaudited	Audited	Audited (2)
Revenue	$168,629	$121,641	$32,697

Operating expenses(3)	(84,453)	(62,366)	(24,024)
Depreciation and amortization	(19,388)	(24,788)	(5,381)

Operating profit (loss)	64,788	34,487	3,292
Interest expense and other financial items, net	(1,231)	(2,777)	(94)

Income (loss) before income taxes	63,557	31,710	3,198
Income tax expense	(53,810)	(4,331)	(28,437)

Net income (loss)	$9,747	$27,379	$(25,239)

Pertra (1)
Balance Sheets

	September 30,	December 31,
	2004	2003	2002
(In thousands of dollars)	Unaudited	Audited	Audited
ASSETS
Long-term assets:
Oil and gas assets, net	$67,289	$30,678	$17,324
Other long term assets	12,452	11,704	59

Total long-term assets	79,741	42,382	17,383

Current assets:
Accounts receivable and other current assets	20,919	6,044	8,272
Cash and cash equivalents	21,758	16,437	921

Total current assets	42,677	22,481	9,193

Total assets	$122,418	$64,863	$26,576

LIABILITIES AND SHAREHOLDERS’ EQUITY
Total shareholders’ equity	$12,019	$2,272	$(25,107)
Total accruals for long-term liabilities	72,204	34,696	39,522
Net debt to the PGS Group	17,414	8,782	6,881
Total current liabilities	20,781	19,113	5,280

Total liabilities and shareholders’ equity	$122,418	$64,863	$26,576

(1) This information has been prepared based on Norwegian GAAP as included in the historical PGS consolidated financial statements. The 2004 interim financial information is unaudited. Norwegian GAAP differs materially from U.S. GAAP. U.S. GAAP financial statements for the quarterly periods in 2004 are not available, and the Norwegian GAAP quarterly results could differ materially from the quarterly results if presented in accordance with U.S. GAAP

(2) PL038 is included in Pertra from the acquisition in August 2002.

(3) including inter group charges from PGS Production of USD 45.3 million, 45.1 million and 14.9 million for the respective periods, related to the charterhire for Petrojarl Varg.

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     Petroleum Geo-Services is a technologically focused oilfield service company principally involved in geophysical and floating production services. PGS provides a broad range of seismic- and reservoir services, including acquisition, processing, interpretation, and field evaluation. PGS owns and operates four floating production, storage and offloading units (FPSOs) and owns a small oil and gas company. PGS operates on a worldwide basis with headquarters at Lysaker, Norway. For more information on Petroleum Geo-Services visit www.pgs.com.

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The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on various assumptions made by the Company which are beyond its control and are subject to certain additional risks and uncertainties as disclosed by the Company in its filings with the Securities and Exchange Commission including the Company’s most recent Annual Report on Form 20- F for the year ended December 31, 2003. As a result of these factors, actual events may differ materially from those indicated in or implied by such forward-looking statements.

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